Exhibit 99.1

Innate Pharma Announces Leadership Change

  Current CEO Mondher Mahjoubi to leave Innate Pharma to pursue an opportunity at a large pharmaceutical company
  Current Chairman of the Supervisory Board, former CEO and company co-founder Hervé Brailly appointed interim CEO
  Irina Staatz-Granzer, current Vice-Chairwoman of Supervisory Board, appointed Chairwoman of the Supervisory Board

MARSEILLE, France--(BUSINESS WIRE)--December 18, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that Mondher Mahjoubi has resigned from his position as Chief Executive Officer (CEO) and Chairman of the Executive Board of the Company, effective as of January 2024, to pursue a senior level opportunity at a large pharmaceutical company.

Hervé Brailly, Innate Pharma’s current Chairman of the Supervisory Board, former CEO and co-founder is appointed as interim CEO and Chairman of the Executive Board while a permanent successor is sought. The Company aims to strengthen the Executive Board in the new year.

Irina Staatz-Granzer, who has been Vice-Chairwoman of the Supervisory Board for several years is appointed Chairwoman of the Supervisory Board.

"Mondher has made a very positive impact during his tenure at Innate Pharma which included strengthening our pharmaceutical alliances with AstraZeneca and Sanofi, listing the Company in the US on NASDAQ, and the advancement of our robust clinical pipeline," said Hervé Brailly, Chairman of the Supervisory Board of Innate Pharma. "We are grateful for his contributions to the company and wish him well in his future role."

“It’s been an incredible journey with a significant business transformation that has translated our scientific excellence into an innovative pipeline,” said Mondher Mahjoubi. “I had the privilege to work with a talented and dedicated team and together we strived to bring new medicines to improve the lives of patients, which will continue to be a passion of mine going forward.”

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu